September 23,
2019

J. Rodney Varner
Chief Executive Officer
Genprex, Inc.
1601 Trinity Street, Bldg. B, Suite 3.322
Austin, Texas 78712

       Re: Genprex, Inc.
           Registration Statement on Form S-3
           Filed September 16, 2019
           File No. 333-233774

Dear Mr. Varner:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, page 18

1. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the
       Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange
       Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section
       22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such
 J. Rodney Varner
Genprex, Inc.
September 23, 2019
Page 2
      provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities
      Act or Exchange Act.
General

2. As you know, the staff is currently reviewing your Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and have issued comments in connection with that review. Please note that we will not be in a position to declare this registration statement effective until you have resolved all comments on the Form 10-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ada D. Sarmento at 202-551-3798 or Joe McCann at 202-551-6262 with any questions.



                                                             Sincerely,
FirstName LastNameJ. Rodney Varner
                                                             Division of
Corporation Finance
Comapany NameGenprex, Inc.
                                                             Office of
Healthcare & Insurance
September 23, 2019 Page 2
cc:       Christopher J. Ozburn, Esq.
FirstName LastName